

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. David Lieberman
Chief Executive Officer, President and Chief Financial Officer
Advanced Plant Pharmaceuticals, Inc.
43 West 33rd Street
New York, NY 10001

> **Re:** **Advanced Plant Pharmaceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed May 22, 2006**
> **File No. 000-29462**

Dear Mr. Lieberman:

We have reviewed your Form 10-KSB and for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December, 31 2005

Business, page 1

1.   We note on page three that you consummated a share exchange agreement dated
        May 2005 with Akid Corporation and James B. Wiegand. Please disclose the
        significant terms of this agreement, and describe how it impacted your balance
        sheet, results of operations, and cash flows in the notes to you financial
        statements.

2.   Related to the May 2005 share exchange agreement, we understand that you sold
        your ownership interest in the common stock of Mazal to Akid in exchange for 20
        million shares of Akid. Please confirm to us that our understanding is correct.
        Describe the business purpose of the May 2005 share exchange agreement, and
        tell us how you accounted for the transaction. In your response, identify the
        percentage interest you own in Akid and the percentage interest that Akid holds in
        Mazal after the exchange.

3.   On a related matter, we note that subsequent to year end, Mazal has issued its
        common stock for cash or payment of compensation benefits or consulting
        arrangements. Tell us how these issuances have changed the percentage interest
        held by Akid in Mazal's business. If the issuance on Mazal stock has diluted
        Akid's interest in Mazal, tell us how you have reflected this in your financial
        statements presented in your filings on Forms 10-Q for the quarterly periods
        ended March 31, 2006 and June 30, 2006.

4.   Please expand the description of your business to describe the principal markets
        in which you sell your products, how you distribute your products, and the
        activities that your employees and consultants are performing.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 6

Results of Operations, page 6

5.   Please expand your discussion and analysis of your costs and expenses to describe
        the following in detail:

        •   the increase in selling, general and administrative expenses from $497,829 in
            2004 to $4,683,143;
        •   the decrease in salaries and consulting fees – stockholders from $2,747,550 in
            2004 to $881,638 in 2005;
        •   the impairments recorded in 2004 and 2005;

- the gain on forgiveness of debt recorded in 2005;
- and the change in cost of goods sold as a percent of revenue from 191% in 2004 to 37% in 2005.

Provide any other discussion and analysis that you feel would improve an investor's understanding of your results of operations. Refer to Item 303(b) of Regulation S-B and FRC 501.12 for additional guidance.

Controls and Procedures, page 8

6.   We note your conclusion that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms". Please expand your conclusion to clarify, if true, that your officers concluded that your disclosure controls and procedures are *also* effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Executive Compensation, page 9

7.   Please reconcile for us the salary of David Lieberman of $56,000 as presented in the table with the salary of $135,000 as presented in the last sentence of the first paragraph under, "Employment and Other Agreements."

Certain Relationships and Related Transactions, page 11

8.   We note that you disclose related party payable amounts as of December 31, 2004. Please update your disclosures in Item 12 through December 31, 2005.

Audited Financial Statements

Consolidated Statements of Operations, page F-3

9.   We note that you recorded an extraordinary gain related to the forgiveness of debt
        in 2005 for $638,291. Please expand your footnotes to describe the debt
        forgiveness. Gains on the forgiveness of debt are no longer permitted to be
        classified as extraordinary pursuant to SFAS 145, unless the criteria of APB 30
        are met. To the extent that the debt that was forgiven was from a related party,
        record the forgiveness as an equity transaction pursuant to paragraph 20, footnote
        1 of APB 26.

Notes to Financial Statements, page F-8

10.   Please expand your footnotes to provide the disclosures set forth in SFAS 144
        regarding your impairments.

Note A – Principles of Consolidation and Nature of Business, page F-8

11.   We note that you consolidate Amazing Nutritionals, Inc. We understand that you
        own 44% of Amazing Nationals as disclosed in Note C. Please explain to us why
        you consolidate Amazing Nutritionals and demonstrate that you hold a controlling
        financial interest. Provide us with specific accounting literature to support your
        accounting treatment and tell us how you have accounted for the other 56%
        interest in your financial statements.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

12.   We note that you recorded a gain on sale of investment for $308,300, as a result
        of the sale of shares of common stock of Amazon Biotech, Inc. and the transfer in
        payment of outstanding accrued salaries to three officers. Please tell us how and
        when you acquired the shares of Amazon Biotech., your ownership percentage of
        Amazon Biotech, how you accounted for this investment prior to its sale, to
        whom you sold the shares, and whether you received cash in consideration of the
        shares. Explain to us in detail what accounting guidance you relied upon in
        determining how to account for the sale and transfer of the shares. In your
        response, tell us how you considered the guidance in footnote one of APB 26, in
        determining to record a gain on the transfer as opposed to treating it as a capital
        transaction.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief